EXHIBIT 99.1

Nanobiotix Provides Third Quarter 2025 Operational and Financial Update Along With 2026 Clinical Outlook

  Financial foundation toward self-sustained long-term growth established with the closing with HealthCare Royalty (“HCRx”) of a non-dilutive royalty financing valued up to $71 million
  Progress in the JNJ-1900 (NBTXR3) global development program announced including first data from a Phase 1 esophageal cancer study sponsored by The University of Texas MD Anderson Cancer Center (“MD Anderson”)
  Completed the NANORAY-312 sponsorship transfer to Johnson & Johnson in the majority of regions
  Advanced the Curadigm Nanoprimer program with updated plans for internal pipeline development and external collaborations
  Clinical updates from ongoing or completed JNJ-1900 (NBTXR3) Phase 1 studies sponsored by Nanobiotix or MD Anderson in melanoma, lung cancer amenable to re-irradiation, pancreatic cancer, and esophageal cancer expected in 2026
  €20.4 million in cash and cash equivalents as of September 30, 2025

PARIS and CAMBRIDGE, Mass., Nov. 24, 2025 (GLOBE NEWSWIRE) --  NANOBIOTIX (Euronext: NANO –– NASDAQ: NBTX – the ‘‘Company’’), a late-stage clinical biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer and other major diseases, today reported an operational update and financial results for the third quarter of 2025 along with an outlook for clinical updates from studies sponsored by Nanobiotix or The University of Texas MD Anderson Cancer Center (“MD Anderson”) expected in 2026 and announced the closing of its non-dilutive royalty financing transaction with HCRx.

Operational Highlights

  Establishing the Financial Foundation for Self-sustained Long-term Growth
    Closed the royalty financing transaction with Healthcare Royalty (“HCRx”) triggering an upfront payment of $50 million
    Nanobiotix expects to receive an additional $21 million in one year, subject to reaching certain conditions
  Progressing JNJ-1900 (NBTXR3) Clinical Development
    Presented first data from a Phase 1 MD Anderson study evaluating JNJ-1900 (NBTXR3) for patients with esophageal cancer presented at the 2025 Annual Meeting of the American Society for Radiation Oncology (ASTRO), adding another potential indication that warrants further investigation
    Completed the sponsorship transfer of Phase 3 study evaluating JNJ-1900 (NBTXR3) for patients with locally advanced head and neck cancer who are ineligible for cisplatin (NANORAY-312) in the majority of regions, along with the transfer of full operational control of the Phase 3 study, to Johnson & Johnson (“J&J”)
  Advancing the Curadigm Nanoprimer Program
    Four new patent applications filed to expand the Curadigm Nanoprimer intellectual property portfolio and support an initial proprietary internal pipeline of Nanoprimer-based products in addition to external collaborations
    New in vivo pre-clinical data evaluating the Nanoprimer in combination with therapeutic vaccines presented at the 2025 Partnership Opportunities in Drug Delivery conference (PODD) that could serve as the foundation for an initial internal proprietary pipeline of Nanoprimer-based products
    Momentum building for external collaborations featuring Nanoprimer platform combinations with numerous material transfer agreements already in place
    Chemistry, Manufacturing, and Controls (CMC) activities launched to support internal pipeline and external collaborations

“2025 has been a year of strong execution against our strategic priorities, further accelerated by the momentum we built in the third quarter and to date,” said Laurent Levy, Chief Executive Officer and Chairman of the Executive Board at Nanobiotix. “We took another disciplined financing step toward self-sustained, long-term growth through the closing of a non-dilutive strategic royalty monetization with HCRx. Clinically, we saw continued advancement of the JNJ-1900 (NBTXR3) program with completion of the Phase 3 head and neck cancer study sponsorship transfer to J&J in the majority of regions and first data from a Phase 1 esophageal cancer study supporting evaluation in yet another indication. In parallel, our Curadigm Nanoprimer program is rapidly emerging as a long-term growth driver for Nanobiotix. We are well positioned to accelerate our trajectory in 2026 and beyond.”

Closing of the Royalty Financing Transaction

The closing of this royalty financing transaction with HCRx marks a significant milestone for the Company with an upfront payment of $50 million. The Company expects an additional $21 million in one year, subject to reaching certain conditions.

HCRx will be compensated and repaid out of a capped portion of milestones and royalties on sales of JNJ-1900 (NBTXR3) payable to Nanobiotix under the Janssen license agreement. This repayment and compensation will be implemented through a trust established between (i) Nanobiotix as settlor and beneficiary, (ii) HCRx funds as beneficiaries, and (iii) European Investment Bank (“EIB”) as beneficiary. Furthermore, contractual covenants granted by Nanobiotix to HCRx regarding the proper implementation by Nanobiotix of the Janssen license agreement shall also benefit to EIB.

2026 JNJ-1900 (NBTXR3) Clinical Data Outlook for Studies Sponsored by Nanobiotix or MD Anderson

  Final data from Nanobiotix Study 1100 evaluating JNJ-1900 (NBTXR3) followed by pembrolizumab or nivolumab anti-PD-1 checkpoint inhibitors for patients with primary cutaneous melanoma resistant to anti-PD-1
  Updated data from a Phase 1 MD Anderson study evaluating JNJ-1900 (NBTXR3) for patients with locally advanced non-small cell lung cancer (NSCLC) who are amenable to re-irradiation
  New data from expansion cohort of a Phase 1 MD Anderson study evaluating JNJ-1900 (NBTXR3) in combination with standard-of-care chemotherapy (capecitabine) for patients with locally advanced or borderline resectable pancreatic cancer
  Updated results and establishment of the recommended Phase 2 dose (RP2D) from the proton therapy cohort of a Phase 1 MD Anderson study evaluating JNJ-1900 (NBTXR3) activated by photon or proton therapy for patients with locally advanced esophageal cancer

Third Quarter Financial Updates

Cash, Cash Equivalents and Operating Runway:

  €20.4 million in cash and cash equivalents as of September 30, 2025
  $50 million upfront payment to be received by Nanobiotix given the closing of the HCRx agreement, plus the additional $21 million expected one year post-closing upon reaching certain conditions, would extend cash visibility into early 2028

About JNJ-1900 (NBTXR3)

JNJ-1900 (NBTXR3) is a novel, potentially first-in-class oncology product composed of functionalized hafnium oxide nanoparticles that is administered via one-time intratumoral injection and activated by radiotherapy. Its proof-of-concept was achieved in soft tissue sarcomas through a successful randomized Phase 2/3 study in 2018. The product candidate’s mechanism of action (MoA) is designed to induce significant tumor cell death in the injected tumor when activated by radiotherapy, subsequently triggering adaptive immune response and long-term anti-cancer memory. Given the physical MoA, Nanobiotix believes that JNJ-1900 (NBTXR3) could be scalable across any solid tumor that can be treated with radiotherapy and across any therapeutic combination, particularly immune checkpoint inhibitors.

Radiotherapy-activated JNJ-1900 (NBTXR3) is being evaluated across multiple solid tumor indications as a single agent or combination therapy. The program is led by NANORAY-312—a global, randomized Phase 3 study in locally advanced head and neck squamous cell cancers. In February 2020, the United States Food and Drug Administration granted regulatory Fast Track designation for the investigation of JNJ-1900 (NBTXR3) activated by radiation therapy, with or without cetuximab, for the treatment of patients with locally advanced HNSCC who are not eligible for platinum-based chemotherapy—the same population being evaluated in the Phase 3 study.

Given the Company’s focus areas, and balanced against the scalable potential of NBTXR3, Nanobiotix has engaged in a collaboration strategy to expand development of the product candidate in parallel with its priority development pathways. Pursuant to this strategy, in 2019 Nanobiotix entered into a broad, comprehensive clinical research collaboration with The University of Texas MD Anderson Cancer Center to sponsor several Phase 1 and Phase 2 studies evaluating JNJ-1900 (NBTXR3) across tumor types and therapeutic combinations. In 2023, Nanobiotix announced a license agreement for the global co-development and commercialization of JNJ-1900 (NBTXR3) with Janssen Pharmaceutica NV, a Johnson & Johnson company.

About NANOBIOTIX

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The Company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris, France and is listed on Euronext Paris since 2012 and on the Nasdaq Global Select Market in New York City since December 2020. The Company has subsidiaries in Cambridge, Massachusetts (United States) amongst other locations.

Nanobiotix is the owner of more than 25 umbrella patents associated with three (3) nanotechnology platforms with applications in 1) oncology; 2) bioavailability and biodistribution; and 3) disorders of the central nervous system.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer

This press release contains “forward-looking” statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the use of proceed therefrom, and the period of time through which the Company’s anticipates its financial resources will be adequate to support operations. Words such as “expects”, “intends”, “can”, “could”, “may”, “might”, “plan”, “potential”, “should” and “will” or the negative of these and similar expressions are intended to identify forward-looking statements. These forward-looking statements which are based on the Company’ management’s current expectations and assumptions and on information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements, including risks related to Nanobiotix’s business and financial performance, which include the risk that assumptions underlying the Company’s cash runway projections are not realized. Further information on the risk factors that may affect company business and financial performance is included in Nanobiotix’s Annual Report on Form 20-F filed with the SEC on April 2, 2025 under “Item 3.D. Risk Factors”, in Nanobiotix’s 2024 universal registration document filed with the AMF on April 2, 2025 under “chapter 1.5 Risk Factors”, and subsequent filings Nanobiotix makes with the SEC and AMF from time to time, including the Half-Year Report at June 30, 2025 which are available on the SEC’s website at www.sec.gov and on the AMF's website at www.amf.org, The forward-looking statements included in this press release speak only as of the date of this press release, and except as required by law, Nanobiotix assumes no obligation to update these forward-looking statements publicly.

Contacts

Nanobiotix
Communications Department Brandon Owens VP, Communications +1 (617) 852-4835 contact@nanobiotix.com	Investor Relations Department Joanne Choi VP, Investor Relations (US) +1 (713) 609-3150 joanne.choi@nanobiotix.com Ricky Bhajun Director, Investor Relations (EU) +33 (0) 79 97 29 99 investors@nanobiotix.com
Media Relations
France – HARDY Caroline Hardy +33 06 70 33 49 50 carolinehardy@outlook.fr	Global – uncapped Communications Becky Lauer +1 (646) 286-0057 nanobiotixteam@uncappedcommunications.com

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